May 25, 2018

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024
Attention: Dawn M. Wolverton

Re: Recommendation of Directors under the Cooperation Agreement

Dear Ms. Wolverton:

Reference is made to that certain Cooperation Agreement (the "Cooperation Agreement"), dated February 5, 2018, by and among Rent-A-Center, Inc. (the "Company"), Engaged Capital Flagship Master Fund, LP, Engaged Capital Co-Invest V, LP, Engaged Capital Co-Invest V-A, LP, Engaged Capital Flagship Fund, LP, Engaged Capital Flagship Fund, Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling (such Engaged entities and Mr. Welling collectively referred to as the "Engaged Group"). Capitalized terms used and not defined herein shall have the meanings given to such terms in the Cooperation Agreement.

The Engaged Group and the Company hereby acknowledge and agree that:

1. Pursuant to Section 2 of the Cooperation Agreement and subject to the procedures therein, the Engaged Group previously submitted to the Nominating Committee candidates to be considered for nomination as a director candidate in the Company's proxy materials for election to the board of directors of the Company (the "Board") at the Company's 2018 annual meeting of the stockholders (the "2018 Annual Meeting") scheduled to occur on June 5, 2018.

2. In accordance with the Cooperation Agreement, the Engaged Group previously submitted to the Company and the Nominating Committee Ms. Carol McFate as one such candidate. The Chairman of the Nominating Committee interviewed Ms. McFate and confirmed her qualifications to serve on the Board.

3. The Board's review of strategic and financial alternatives to maximize stockholder value (the "Strategic Alternatives Review") is on-going and, as previously publicly-disclosed, is anticipated to conclude by the end of the second quarter of this year. The Company and the Engaged Group have determined it to be in the best interests of the Company to defer Ms. McFate's candidacy as a director during the 2018 director election cycle and/or the pendency of the Strategic Alternatives Review. Accordingly, the Engaged Group has elected to waive its right under the Cooperation Agreement to put forth Ms. McFate as a potential director nominee for election at the 2018 Annual Meeting.

4. The Company agrees that at any time prior to the termination of the Cooperation Agreement, the Engaged Group may provide written notice to the Company and the

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Nominating Committee recommending a director candidate to fill a vacant directorship on the Board (the "Vacancy Director"), which may be Ms. McFate; provided, such candidate satisfies (or, in the case of Ms. McFate, continues to satisfy) the requirements set forth in the Cooperation Agreement.

5. The process of selecting and appointing the Vacancy Director shall follow substantially the same process set forth in Section 2(a) – 2(d) of the Cooperation Agreement that is used for the selection of the Settlement Directors.

6. Except as specifically amended or otherwise modified hereby, the Cooperation Agreement shall remain unmodified and continue in full force and effect. For the avoidance of doubt, nothing in this letter agreement shall affect the Engaged Group's rights with respect to the seventh director pursuant to Section 2(g) of the Cooperation Agreement in the event that the size of the Board is increased to seven (7) directors during the term of the Cooperation Agreement. All references to "this Agreement" in the Cooperation Agreement shall be deemed to include the amendments and modifications to the Cooperation Agreement contained herein.

This letter agreement shall be governed by and construed and enforced in accordance with, the laws of the State of Delaware without reference to the conflict of laws principles thereof.

This letter agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute and be one and the same instrument. This letter agreement (or signature page thereto) may be executed and delivered by facsimile, or by e-mail of a portable document former (.pdf) file and delivery by such method will be deemed to have the same effect as if the original signature had been delivered.

[Signature Page Follows.]

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Sincerely,

Engaged Capital Flagship Master Fund, LP

By: Engaged Capital, LLC
        General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By: Engaged Capital, LLC
        General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest V-A, LP

By: Engaged Capital, LLC
        General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By: Engaged Capital, LLC
        General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.



By: _____
Name: Glenn W. Welling
Title: Director

Engaged Capital, LLC



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Holdings, LLC



By:_____
Name: Glenn W. Welling
Title: Sole Member



_____
Glenn W. Welling

Agreed and Accepted as of the date first set
forth above:

Rent-A-Center, Inc.

By:_____
Name: Christopher A. Korst, EVP –
        Chief Administrative Officer
        & General Counsel

Engaged Capital Flagship Fund, Ltd.

By: _____
Name: Glenn W. Welling
Title: Director

Engaged Capital, LLC

By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:_____
Name: Glenn W. Welling
Title: Sole Member

_____
Glenn W. Welling

Agreed and Accepted as of the date first set
forth above:

Rent-A-Center, Inc.

By: _Christopher A. Korst_____
Name: Christopher A. Korst, EVP –
      Chief Administrative Officer
      & General Counsel

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